KONECRANES

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

30 December, 2002

re Rule 12 g3-2(b)

03003037

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 30 December, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

dlw 1/14

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 07 2003
WASH. D.C. 155

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

30 December, 2002
12.00 noon

KCI KONECRANES SHARE CAPITAL REDUCTION ENTERED INTO THE TRADE REGISTER

The Extraordinary Meeting of Shareholders of KCI Konecranes International Plc held on 20 December 2002 decided to decrease the share capital of the company through an invalidation of the company's own shares.

KCI Konecranes International Plc's share capital reduction was entered today into the Trade Register. The share capital was reduced by EUR 1,382,740 from EUR 30,000,000 to EUR 28,617,260 through an invalidation of the shares in the company owned by the company, a total of 691,370 shares.

After the invalidation of the company's own shares, to total number of outstanding shares in the company amounts to 14,308,630 shares. The nominal value of each share is EUR 2.00.

The reduction was executed by transferring an amount corresponding to the decrease of the share capital from the share capital to the premium fund. Therefore the decrease of share capital had no effect the tied equity of the company. The decrease of the share capital did not either effect the terms of the bond loan with warrants that was issued in 1997 or the terms of the option rights that were issued in 1999 and 2001. The share capital reduction has no effect on the distribution of shareholdings and voting rights in the company, since the invalidated shares were held by the company.

For further information, please contact:
KCI Konecranes International Plc
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

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